Exhibit 99.1

They Did It Again! Shopify Merchants Break Black Friday Record with $4.1 billion in Sales

Internet, Everywhere - November 25, 2023 - Shopify Inc. (NYSE, TSX:SHOP), a provider of essential internet infrastructure for commerce, announced today a Black Friday record with a combined $4.1 billion in sales* from businesses worldwide.

From the crack of dawn in New Zealand through the final minutes in California, our merchants drove a 22% increase in sales over last year. Shopping peaked when collective sales reached $4.2 million per minute at 12:01 p.m. EST on Friday.

“Another epic, record-breaking Black Friday in the books for Shopify merchants,” said Shopify President Harley Finkelstein. “The world showed up for our merchants, and the excitement is only building, with Cyber Monday still to come.”

Black Friday highlights from Shopify merchants

•Hottest product categories: clothing, personal care, and jewelry.
•Average cart price: $110.71 ($110.08 on a constant currency basis).
•Top selling countries: U.S., UK, and Canada.
•Top selling cities: Los Angeles, New York, and London.
•15% of total orders were made across borders.
•33% year-over-year increase in global sales made on Shopify POS.

Follow real-time holiday shopping at Shopify-powered merchants around the world on our Black Friday-Cyber Monday Live Globe.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.
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*Shopify’s 2023 Black Friday sales data is based on gross merchandise volume (GMV) by Shopify merchants around the world from November 23 11:00 UTC to November 25 8:00 UTC. GMV represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. The methodology underlying the data may vary year on year and prior year results are not directly comparable to current results. All financial figures are in USD. Data represents online and offline sales made by Shopify’s global merchants.